SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

04 April, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 04 April, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                             PROTHERICS PLC

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

4 April 2006: Protherics PLC (the "Company"), the biopharmaceutical company focused on critical care and oncology, received notification on
31 March 2006 from AXA Investment Managers UK Limited on behalf of AXA S.A.
and its Group Companies ("AXA S.A.") that, on 30 March 2006, AXA S.A. held an interest in 31,062,403 ordinary 2p shares (the "Shares") in the share capital of the Company (11.98%).  The Company's current issued share capital is
259,287,068 ordinary shares.

The Shares are represented by a beneficial interest in 10,000 ordinary shares
(0.004%) and a non-beneficial interest in 31,052,403 ordinary shares (11.976%).

This notification follows a decrease in total holding from 12.00% to 11.98%.

                                     ENDS

For further information contact:

Protherics PLC                                  +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                +44 (0) 1928 518010
Nick Staples, Corporate Affairs                 +44 (0) 7919 480510 (mobile)

Financial Dynamics                              +44 (0) 20 7831 3113
Ben Atwell/David Yates